UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)                    March 11, 2005

               MAGNUM HUNTER RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	1-12508	87-0462881
(State or other jurisdiction of incorporation)	(Commission File Number	(IRS Employer Identification No.)

600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number, including area code         (972) 401-0752

                                                              Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

        On March 11, 2005, Magnum Hunter Resources, Inc. (the “Company”) announced the appointment of Richard R. Frazier as interim chief executive officer to be effective April 4, 2005 upon the retirement of acting President and Chief Executive Officer Gary Evans.

        Richard R. Frazier has served as Executive Vice President and Chief Operating Officer of the Company since January 1, 2003, and has served as President and Chief Operating Officer of Magnum Hunter Production, Inc. and Gruy Petroleum Management Company since January 1994. From 1977 to 1993, Mr. Frazier was employed by Edisto Resources Corporation in Dallas, serving as Executive Vice President Exploration and Production from 1983 to 1993, where he had overall responsibility for its property acquisition, exploration, drilling, production, gas marketing and engineering functions. From 1972 to 1976, Mr. Frazier served as District Production Superintendent and Petroleum Engineer with HNG Oil Company (now Enron Oil & Gas Company) in Midland, Texas. Mr. Frazier’s initial employment, from 1968 to 1971, was with Amerada Hess Corporation as a petroleum engineer involved in numerous projects in Oklahoma and Texas. Mr. Frazier graduated in 1970 from the University of Tulsa with a Bachelor of Science Degree in Petroleum Engineering. He is a registered Professional Engineer in Texas and a member of the Society of Petroleum Engineers and many other professional organizations.

    Mr. Frazier’s employment agreement with the company terminates January 1, 2006 and continues thereafter on a year-to-year basis and provides for a salary of $175,000 per annum unless increased by the Board. The agreement provides that the same benefits supplied to other company employees shall be available to the employee. The employment agreement also contains, among other things, covenants by the employee that in the event of termination, he will not compete with the company in certain geographical areas or hire any of our employees for a period of two years after cessation of employment. In addition, the agreement contains a provision that upon a change in control, the employee’s position is terminated, or the employee leaves for “good cause,” the employee is entitled to receive immediately, in one lump sum, three times the employee’s current base salary and bonus, plus any other compensation received by him in the last fiscal year. Also, any medical, dental and group life insurance covering the employee and his dependents shall continue until the earlier of (i) 12 months after the change in control or (ii) the date the employee becomes a participant in the group insurance benefit program of a new employer.

Item 8.01. Other Events.

        On March 11, 2005, the Company issued two press releases, the first announcing the expiration on March 21, 2005 of publicly traded warrants to purchase common stock of the Company, and the second related to the matters discussed in Item 5.02 above. Copies of these press releases issued by the Company are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

        The information in this Current Report, including the attached Exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

    (c)        Exhibits. The following exhibits are furnished as part of this Current Report on Form 8-K:

                        99.1 Press Release dated March 11, 2005.

                        99.2 Press Release dated March 11, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGNUM HUNTER RESOURCES, INC. By: /s/ M. Bradley Davis M. Bradley Davis, Senior Vice President & Chief Financial Officer
Date: March 11, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 11, 2005.
99.2	Press Release dated March 11, 2005.